FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 5, 2009 in which Excel Maritime Carriers Ltd. reports its results for the Second Quarter and Six-Month period ended June 30, 2009.

Exhibit 1

Excel Maritime Reports Results for the Second Quarter and Six-Month period ended June 30, 2009

ATHENS, GREECE – August 5, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the second quarter and six-month period ended June 30, 2009.

Second Quarter 2009 Highlights:

•

Revenue from operations for the quarter amounted to $173.9 million as compared to $205.5 million in the second quarter of 2008.

•

Net income for the quarter was $78.0 million or $1.05 per weighted average diluted share compared to $123.6 million or $3.06 per weighted average diluted share in the second quarter of 2008. The results for the second quarters of 2009 and 2008 include non-cash items of $14.3 million and $22.8 million, respectively relating to the unrealized gain from the valuation of interest rate swaps. Net income, excluding the above items, for the second quarter of 2009 would amount to $63.7 million or $0.86 per weighted average diluted share compared to respective income for the second quarter of 2008 of $100.8 million or $2.50 per weighted average diluted share.

•

Adjusted EBITDA for the second quarter of 2009 was $57.3 million compared to $91.0 million for the second quarter of 2008. A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release.

•

An average of 47 vessels were operated during the second quarter of 2009 earning a blended average time charter equivalent rate of $22,148 per day compared to $33,325 per day for the second quarter of 2008 earned by an average of 42.2 vessels.

Six Months 2009 Highlights:

•

Revenue from operations for the six-month period ended June 30, 2009 increased to $396.0 million from $275.3 million in the six-month period ended June 30, 2008.

•

Net income for the six-month period ended June 30, 2009 was $196.0 million or $3.27 per weighted average diluted share compared to $158.6 million or $5.28 per weighted average diluted share in the respective period of 2008. These results include non-cash items of $21.0 million in both periods relating to the unrealized gain from the valuation of interest rate swaps. Net income for 2009 includes also a non-cash item of $0.1 million relating to the resulting gain from the sale of vessel Swift. Net income, excluding the above items, would amount to $174.9 million or $2.92 per weighted average diluted share for the six month period ended June 30, 2009 compared to $137.6 million or $4.58 per weighted average diluted share for the respective period in 2008.

•

Adjusted EBITDA for the six month period ended June 30, 2009 was $110.5 million compared to $143.0 million for the respective period of 2008.  A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release.

Year to Date Corporate Developments

During the six-month period ended June 30, 2009, the following corporate developments took place, which are discussed in more detail in our earnings release for the first quarter of 2009 released on May 22, 2009:

•

Nordea and Credit Suisse loan amendments and equity infusion;

•

Dividend suspension; and

•

Receipt of $5.2 million, representing Oceanaut’s liquidation proceeds.

Fleet Developments:

Sale of vessel

Based on a Memorandum of Agreement dated February 20, 2009, the M/V Swift, a Handymax vessel of 37,687 dwt built in 1984 was sold for net proceeds of approximately $3.8 million. As of December 31, 2008, the vessel’s value was impaired and written down to her fair value, which approximated her sale proceeds and thus, the 2009 results were not materially affected. The vessel was delivered to her new owners on March 16, 2009. Following the sale of the vessel, the Company repaid an amount of $4.6 million of its loan with Nordea Bank.

Vessels new fixtures

On April 16, 2009 the M/V Sandra, a Capesize vessel of 180,274 dwt built in 2008, terminated her existing time charter.  The Company received approximately $2.0 million as compensation for the early termination and entered into a new charter at a daily rate of $32,000 expiring in September 2010. A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016 at a daily base rate of $25,000, with 50% profit sharing based on the monthly AV4 BCI charter rate as published by the Baltic Exchange.

On June 8, 2009 the M/V Birthday, a Panamax vessel of 71,504 dwt built in 1993, began a new time charter for a period of 12-14 months at a daily rate of $16,500.

On June 10, 2009 the M/V Barbara, a Panamax vessel of 73,307 dwt built in 1997, began a new time charter for a period of 12-14 months at a daily rate of $23,000.

On June 22, 2009 the M/V Powerful, a Panamax vessel of 70,083 dwt built in 1994, began a new time charter for a period of 6-8 months at a daily rate of $20,500.

Time Charter Coverage

As of today, we have secured under time charter employment 66% of our operating days for the second half of 2009 and 53% for 2010.

Management Commentary:

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “We are very pleased with our financial and operating performance for the second quarter of 2009, given the prevailing market conditions. As we had anticipated earlier in the year, global economic conditions, which directly affected our sector, have started improving since the first quarter of this year.  Our strategy of enhancing the stability of our cash flows by gradually fixing our vessels under charters at the proper time has continued to benefit us. We have not only maintained but we even improved our operating revenues and profitability, as depicted by the second quarter 2009 EBITDA of $57.3 million as compared to the first quarter 2009 EBITDA of $53.3 million. The recent further improvement of the economic sentiment in the US and China, as evidenced by various economic indicators and future market expectations, allows us to be cautiously optimistic for the future.  We will continue implementing our strategy, which we expect will allow us to continue managing current market volatility while at the same time being able to take advantage of any opportunities presented to us.”

Second Quarter 2009 Results:

The Company reported net income for the quarter of $78.0 million or $1.05 per weighted average diluted share as compared to net income of $123.6 million or $3.06 per weighted average diluted share for the second quarter of 2008.

The results for the second quarters of 2009 and 2008 include non-cash items of $14.3 million and $22.8 million, respectively relating to the unrealized gain from the valuation of interest rate swaps. Net income, excluding the above items, for the second quarter of 2009 would amount to $63.7 million or $0.86 per weighted average diluted share compared to respective income for the second quarter of 2008 of $100.8 million or $2.50 per weighted average diluted share.

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $65.3 million ($0.88 per weighted average diluted share) and $65.0 million ($1.61 per weighted average diluted share) for the second quarters of 2009 and 2008, respectively and the amortization of stock based compensation expense of $3.0 million and $2.6 million, respectively.

In addition, effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the expense as incurred method, as well as, adopted FASB Staff Position APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion” that changed the method of accounting for our Convertible Notes. (Please refer to a subsequent section of this Press Release for a further discussion on these accounting changes). Such changes were effected retrospectively to all periods presented and their effect in the three months to June 30, 2009 was a decrease in net income of approximately $1.3 million or $0.02 per weighted average diluted share in relation to the change in dry-dock and special survey policy and $1.4 million or $0.02 per weighted average diluted share in relation to the change in the accounting for the convertible notes.

Revenues for the second quarter of 2009 amounted to $173.9 million as compared to $205.5 million for the same period in 2008, a decrease of approximately 15.4%.

Included in revenues for the second quarters of 2009 and 2008 are $75.3 million and $73.3 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47 vessels were operated during the second quarter of 2009 earning a blended average time charter equivalent rate of $22,148 per day compared to $33,325 per day for the second quarter of 2008 earned by an average of 42.2 vessels.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the second quarter of 2009 was $57.3 million compared to $91.0 million for the second quarter of 2008, a decrease of approximately 37.0%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Six Months to June 30, 2009:

The Company reported net income for the period of $196.0 million or $3.27 per weighted average diluted share as compared to net income of $158.6 million or $5.28 per weighted average diluted share for the respective period of 2008.

The results for the six-month periods ended June 30, 2009 and 2008 include a non-cash item of $21.0 million in both periods relating to the unrealized gain from the valuation of interest rate swaps. Net income for 2009 includes also a non-cash item of $0.1 million relating to the resulting gain from the sale of vessel Swift. Net income, excluding the above items, would amount to $174.9 million or $2.92 per weighted average diluted share for the six month period ended June 30, 2009 compared to $137.6 million or $4.58 per weighted average diluted share for the respective period in 2008.

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters discussed above and amounting to a net income of $184.6 million ($3.1 per weighted average diluted share) out of which $51.5 million ($0.86 per weighted average diluted share) relate to the accelerate amortization of the time charter value of M/V Sandra and M/V Coal Pride assumed upon Quintana acquisition due to their termination and $65.0 million ($2.2 per weighted average diluted share) for the six-month periods ended June 30, 2009 and 2008, respectively and the amortization of stock based compensation expense of $5.4 million and $2.7 million, respectively.

The effect of the accounting changes discussed above in the six- month period ended June 30, 2009 was a decrease in net income of approximately $3.3 million or $0.06 per weighted average diluted share in relation to the change in dry-dock and special survey policy and $2.8 million or $0.05 per weighted average diluted share in relation to the change in the accounting for the convertible notes.

Revenues for the period amounted to $396.0 million as compared to $275.3 million for the same period in 2008, an increase of approximately 43.8%.

Included in revenues for the six-month periods ended June 30, 2009 and 2008 are $204.4 million and $73.3 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47.4 vessels were operated during the six-month period ended June 30, 2009, earning a blended average time charter equivalent (TCE) rate of $21,559 per day compared to $35,786 per day for the six-months period ended June 30, 2008 earned by an average of 30.1 vessels.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the period was $110.5 million compared to $143.0 million for the respective period of 2008, a decrease of approximately 22.7%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Today August 5, 2009 at 9:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until August 12, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE THREE- MONTH PERIODS ENDED JUNE 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Three-Month period ended June 30,
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	131,967	98,439
Time Charter fair value amortization	73,298	75,309
Revenue from managing related party vessels	232	112
Revenue from operations	205,497	173,860

EXPENSES:
Voyage expenses	5,976	5,051
Charter hire expense	6,836	8,185
Charter hire amortization	8,315	9,970
Commissions to a related party	954	567
Vessel operating expenses	19,080	21,065
Depreciation expense	29,649	30,733
Dry-docking and special survey cost	3,695	3,826
General and administrative expenses	11,065	9,574
	85,570	88,971

Income from operations	119,927	84,889

OTHER INCOME (EXPENSES):
Interest and finance costs	(17,746)	(14,651)
Interest income	1,986	166
Interest rate swap gain	19,534	7,627
Foreign exchange loss	(70)	(125)
Other, net	(61)	263
Total other income (expenses), net	3,643	(6,720)

Net income before taxes and income from investment in affiliate	123,570	78,169

US Source Income taxes	(244)	(177)

Net income before income from investment in affiliate	123,326	77,992

Income from Investment in affiliate	175	-

Net income	123,501	77,992

Less: Loss assumed by the non controlling interests	51	46

Net income attributable to Excel Maritime Carriers Ltd.	123,552	78,038

Earnings per common share, basic	$3.10	$1.10
Weighted average number of shares, basic	39,836,681	70,986,320
Earnings per common share, diluted	$3.06	$1.05
Weighted average number of shares, diluted	40,376,857	74,199,723

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE SIX- MONTH PERIODS ENDED JUNE 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Six-month period ended June 30,
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	201,491	191,245
Time Charter fair value amortization	73,298	204,446
Revenue from managing related party vessels	465	277
Revenue from operations	275,254	395,968

EXPENSES:
Voyage expenses	10,144	9,877
Charter hire expense	6,836	16,281
Charter hire amortization	8,315	19,816
Commissions to a related party	1,822	1,025
Vessel operating expenses	28,127	42,210
Depreciation expense	37,641	61,266
Dry-docking and special survey cost	7,324	7,932
General and administrative expenses	14,832	16,865
	115,041	175,272

Gain on sale of vessel	-	61

Income from operations	160,213	220,757

OTHER INCOME (EXPENSES):
Interest and finance costs	(23,476)	(32,674)
Interest income	4,625	242
Interest rate swap gain	17,631	8,185
Foreign exchange loss	(208)	(37)
Other, net	(133)	(177)
Total other income (expenses), net	(1,561)	(24,461)

Net income before taxes and income from investment in affiliate	158,652	196,296

US Source Income taxes	(489)	(353)

Net income before income from investment in affiliate	158,163	195,943

Income from Investment in affiliate	404	-

Net income	158,567	195,943

Less: Loss assumed by the non controlling interests	51	87

Net income attributable to Excel Maritime Carriers Ltd.	158,618	196,030

Earnings per common share, basic	$5.31	$3.35
Weighted average number of shares, basic	29,895,936	58,480,526
Earnings per common share, diluted	$5.28	$3.27
Weighted average number of shares, diluted	30,048,407	59,935,790

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 (as adjusted) AND JUNE 30, 2009 (unaudited)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2008 (as adjusted)	June 30, 2009

CURRENT ASSETS:
Cash and cash equivalents	109,792	86,511
Restricted cash	53	44
Accounts receivable	10,247	4,130
Other current assets	6,958	8,298
Total current assets	127,050	98,983

FIXED ASSETS:
Vessels, net	2,786,717	2,722,095
Advances for vessels under construction	106,898	115,305
Office furniture and equipment, net	1,722	1,590
Total fixed assets, net	2,895,337	2,838,990

OTHER NON CURRENT ASSETS:
Time charters acquired, net	264,263	244,447
Restricted cash	24,947	27,311
Investment in affiliate	5,212	-

Total assets	3,316,809	3,209,731

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	220,410	121,107
Accounts payable	6,440	7,540
Other current liabilities	47,934	49,613
Current portion of financial instruments	40,119	29,163
Total current liabilities	314,903	207,423

Long-term debt, net of current portion and net of deferred financing fees	1,256,707	1,222,394
Time charters acquired, net	650,781	446,335
Financial instruments	41,020	30,974

Total liabilities	2,263,411	1,907,126

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	461	718
Additional paid-in capital	944,207	994,354
Other Comprehensive Loss	(74)	(74)
Retained earnings	94,063	290,093
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,038,468	1,284,902
Non-controlling interests	14,930	17,703
Total Stockholders’ Equity	1,053,398	1,302,605

Total liabilities and stockholders’ equity	3,316,809	3,209,731

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX- MONTH PERIODS ENDED JUNE 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars)

	Six-month period ended June 30,
	2008 (as adjusted)	2009
Cash Flows from Operating Activities:
Net income	158,618	196,030
Adjustments to reconcile net income to net cash provided by operating activities	(41,393)	(134,148)
Changes in operating assets and liabilities:
Operating assets	(242)	4,777
Operating liabilities	18,337	2,779
Net Cash provided by Operating Activities	135,320	69,438

Cash Flows from Investing Activities:
Acquisition of Quintana, net of cash acquired	(692,420)	-
Advances for vessels under construction	(8,820)	(8,407)
Additions to vessel cost	(341)	(114)
Additions to office furniture and equipment	(193)	(72)
Proceeds received from Oceanaut’s liquidation	-	5,212
Proceeds from sale of vessel	-	3,735
Net cash provided by (used in) Investing Activities	(701,774)	262

Cash Flows from Financing Activities:
Increase in restricted cash	(109,992)	(2,355)
Proceeds from long-term debt	1,405,642	5,067
Repayment of long-term debt	(817,845)	(141,707)
Payment of financing costs	(14,959)	(1,938)
Share capital issuance costs	(120)	-
Issuance of common stock	-	45,000
Non controlling interests	-	2,860
Dividends paid	(12,680)	-
Net cash provided by (used in) Financing Activities	450,046	(93,073)

Net decrease in cash and cash equivalents	(116,408)	(23,281)
Cash and cash equivalents at beginning of period	243,672	109,792
Cash and cash equivalents at end of the period	127,264	86,511

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	11,152	33,761
U.S. Source income taxes	533	448

Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	682,333	-

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2009	2008	2009
Net income	123,552	78,038	158,618	196,030
Interest and finance costs, net (1)	19,001	21,116	22,238	45,248
Depreciation	29,649	30,733	37,641	61,266
Dry-dock and special survey cost	3,695	3,826	7,324	7,932
Unrealized swap gain	(22,775)	(14,258)	(21,018)	(21,001)
Amortization of T/C fair values (2)	(64,983)	(65,339)	(64,983)	(184,630)
Stock based compensation	2,589	2,993	2,712	5,404
Gain on sale of vessel	-	-	-	(61)
Taxes	244	177	489	353
Adjusted EBITDA	90,972	57,286	143,021	110,541

(1) Includes swap interest paid and received
(2) Analysis:
	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2009	2008	2009
Non-cash amortization of unfavorable time charters in revenue	(73,298)	(75,309)	(73,298)	(152,972)
Non-cash accelerated amortization of M/V Sandra and Coal Pride time charter fair value due to charter termination	-	-	-	(51,474)
Non-cash amortization of favorable time charters in charter hire expense	8,315	9,970	8,315	19,816
	(64,983)	(65,339)	(64,983)	(184,630)

Reconciliation of Net Income to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2009	2008	2009
Net income	123,552	78,038	158,618	196,030
Unrealized swap gain	(22,775)	(14,258)	(21,018)	(21,001)
Gain on sale of vessel	-	-	-	(61)
Adjusted Net income	100,777	63,780	137,600	174,968

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2009	2008	2009
Earnings per Share (Diluted)	$3.06	$1.05	$5.28	$3.27
Unrealized swap gain	(0.56)	(0.19)	(0.70)	(0.35)
Gain on sale of vessel	-	-	-	-
Adjusted Earnings per Share (Diluted)	$2.50	$0.86	$4.58	$2.92

Accounting changes:

Change in Dry-docking and Special survey accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. We consider this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework in the concept statements.

Adoption of new accounting pronouncements

Effective January 1, 2009, we adopted FASB Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that reflects the issuers' non-convertible debt borrowing rate. The resulting debt discount is amortized over the period the debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principles on prior periods recognized in retained earnings as of the beginning of the first period presented.

Effective January 1, 2009, we adopted Statement of Financial Accounting Standard ("SFAS") No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to us.

With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported 2008 financial information has been recast to account for these changes.

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following the Company’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and six months ended June 30, 2009 compared to the corresponding periods in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Three-month period ended June 30,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	304	455	2,810	3,185	728	637	3,842	4,277
Available days under period charter	274	434	2,516	2,275	131	136	2,921	2,845
Available days under spot/short duration charter	30	-	249	845	552	501	831	1,346
Utilization	100.0%	95.4%	98.4%	98.0%	93.8%	100.0%	97.7%	97.8%
Time charter equivalent per ship per day-period	47,207	43,041	25,938	23,918	35,018	16,376	28,342	26,472
Time charter equivalent per ship per day-spot	118,100	-	53,975	14,097	45,824	11,200	50,860	13,018
Time charter equivalent per ship per day-weighted average	54,150	43,041	28,467	21,259	43,753	12,305	33,325	22,148
Net daily revenue per ship per day	54,150	41,009	28,011	20,823	41,022	12,305	32,545	21,702
Vessel operating expenses per ship per day	(4,485)	(5,693)	(4,857)	(4,812)	(5,588)	(4,943)	(4,966)	(4,925)
Net Operating cash flows per ship per day before G&A expenses	49,665	35,316	23,154	16,011	35,434	7,362	27,579	16,777

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Six-month period ended June 30,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	304	905	3,720	6,335	1,456	1,341	5,480	8,581
Available days under period charter	274	884	3,186	4,626	424	276	3,884	5,786
Available days under spot/short duration charter	30	-	431	1,610	951	969	1,412	2,579
Utilization	100.0%	97.7%	97.2%	98.4%	94.4%	92.8%	96.6%	97.5%
Time charter equivalent per ship per day-period	47,207	42,745	27,313	24,084	36,844	16,564	29,758	26,574
Time charter equivalent per ship per day-spot	118,100	-	62,561	11,432	45,687	8,424	52,370	10,302
Time charter equivalent per ship per day-weighted average	54,150	42,745	31,516	20,817	42,959	10,230	35,786	21,559
Net daily revenue per ship per day	54,150	41,731	30,646	20,495	40,564	9,496	34,585	21,015
Vessel operating expenses per ship per day	(4,485)	(5,426)	(5,190)	(4,811)	(5,121)	(5,086)	(5,132)	(4,919)
Net Operating cash flows per ship per day before G&A expenses	49,665	36,305	25,456	15,684	35,443	4,410	29,453	16,096

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three-month period ended June 30,		For the six-month period ended June 30,
	2008	2009	2008	2009
Voyage revenues	131,967	98,439	201,491	191,245
Voyage expenses	(6,930)	(5,618)	(11,966)	(10,902)
Time Charter Equivalent	125,037	92,821	189,525	180,343
Total available days	3,752	4,191	5,296	8,365
Daily Time charter equivalent	$33,325	$22,148	$35,786	$ 21,559

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	3Q’09	4Q’09	1Q’10	2Q’10	Total

Amortization of unfavorable time charters (1)	76.1	72.7	70.8	69.6	289.2
Amortization of favorable time charters (2)	10.1	10.1	9.9	10.1	40.2

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of August 3, 2009:

Vessel Name	Dwt	Year Built	Charter Type	Average Expiration Date

Iron Miner	177,931	2007	Period	February 2012
Kirmar	164,218	2001	Period	April 2013
Iron Beauty	164,218	2001	Period	May 2010
Lowlands Beilun	170,162	1999	Period	May 2010
Sandra	180,274	2008	Period	September 2010 (1)
Total Capesize	856,803
Iron Manolis	82,269	2007	Period	December 2010
Iron Brooke	82,594	2007	Period	December 2010
Iron Lindrew	82,598	2007	Period	December 2010
Coal Hunter	82,298	2006	Period	December 2010
Pascha	82,574	2006	Period	December 2010
Coal Gypsy	82,221	2006	Period	December 2010
Iron Anne	82,220	2006	Period	December 2010
Iron Vassilis	82,257	2006	Period	December 2010
Iron Bill	82,187	2006	Period	December 2010
Santa Barbara	82,266	2006	Period	December 2010
Ore Hansa	82,209	2006	Period	December 2010
Iron Kalypso	82,224	2006	Period	December 2010
Iron Fuzeyya	82,209	2006	Period	December 2010
Iron Bradyn	82,769	2005	Period	December 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	December 2010
Grain Express	76,466	2004	Period	December 2010
Iron Knight	76,429	2004	Period	December 2010
Coal Pride	72,493	1999	Spot
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Spot
Iron Man (A)	72,861	1997	Period	May 2010
Coal Age (A)	72,824	1997	Spot
Fearless I (A)	73,427	1997	Spot
Barbara (A)	73,307	1997	Period	July 2010
Linda Leah (A)	73,317	1997	Spot
King Coal (A)	72,873	1997	Period	July 2011
Coal Glory (A)	73,670	1995	Period	December 2009
Powerful	70,083	1994	Spot
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Period	July 2010
Renuar	70,155	1993	Spot
Fortezza	69,634	1993	Spot
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Period	December 2009
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	3,860,130
Average age		9.2 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	March 2010
Hope (E)	Capesize	181,000	November 2010
Lillie(E)	Capesize	181,000	December 2010
Total fleet to be delivered		542,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

 (1)A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds a 42.8% interest in the joint venture that will own the vessel.

(E)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 5, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon